Exhibit 1

BRITISH AMERICAN TOBACCO p.l.c.
NOTIFICATION IN ACCORDANCE WITH LISTING RULE 9.6.14R(2)

Notification is made in accordance with Listing Rule 9.6.14R(2) that Holly Keller Koeppel, a Non-Executive Director of British American Tobacco p.l.c., will be appointed as an independent Non-Executive Director of Flutter Entertainment plc, a company listed on the London Stock Exchange, with effect from 13 May 2021.

Holly Keller Koeppel has notified the company that she will step down from the Board of Directors of Vesuvius plc at the close of their 2021 AGM on 12 May 2021.

O J Martin
Assistant Secretary

25 February 2021

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+44 (0) 20 7845 1180/2012/1138/1263